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Shawn Ramer

Senior Executive in the Health and Wellness Industry

Greater New York City Area

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Neurohacker Collective

Harvard Medical School

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500+ connections

Executive with extensive experience in Information Technology, science, and healthcare within the Pharmaceutical industry. Proven leadership in diverse areas from high-performance computing, laboratory automation, business development, information technology strategy and delivery, and org...

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Experience



Sr. Vice President, Product Development
Neurohacker Collective
2017 – Present · 2 yrs
Encinitas, CA



Bristol-Myers Squibb
18 yrs

○ **Sr. Vice President, Information Technology**
2012 – 2016 · 4 yrs
Princeton, NJ

Responsible for IT system for Bristol-Myers Squibb.

○ **Vice President, R&D Informatics**
1998 – 2012 · 14 yrs
Princeton, NJ

Responsible for Information and related technologies in Research and Development

Various
Hoffmann-La Roche
1991 – 1998 · 7 yrs

Chemistry, Scientific management, and Information management for R&D organization. Included international responsibility for staff in Switzerland.

Education

Harvard Medical School
post-Doc, Bioorganic chemistry
1988 – 1991

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Ph.D., Organic Chemistry
1983 – 1988

Eastern Mennonite University
B.A., Chemistry
1980 – 1983

Skills & Endorsements

Pharmaceutical Industry · 38

Endorsed by **Kostas Kidos and 7 others who are highly skilled at this**

Drug Development · 27

Endorsed by **10 of Shawn's colleagues at Bristol-Myers Squibb**

Biotechnology · 22

Endorsed by **Sue Dubman, who is highly skilled at this**

Endorsed by **10 of Shawn's colleagues at Bristol-Myers Squibb**

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